UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 12, 2007

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG NO. 3106209)
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    .

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 of BHP Billiton Finance (USA) Limited, BHP Billiton Limited and BHP Billiton Plc filed on March 12, 2007, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

99.1	Interim Financial Information

Exhibit 99.1

RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2006

Commentary on the Group Results

Record half year results

Our profit attributable to members of BHP Billiton of US$6.2 billion represents an increase of 41.3 per cent over the corresponding period. The quality of our portfolio and the strong product demand are evident with seven of our nine Customer Sector Groups (CSGs) recording increases in profit from operations (EBIT) over the comparative period.

Revenue was US$18.5 billion, up 21.7 per cent from US$15.2 billion in the corresponding period. Revenue from third party products increased 25.6 per cent to US$3.1 billion for the six months ended 31 December 2006 from US$2.4 billion for the six months to 31 December 2005. Revenue, together with our share of jointly controlled entities’ revenue, was US$22.1 billion, up 22.3 per cent from US$18.1 billion in the corresponding period.

We achieved production records (from continuing operations) for five major and one minor commodity during the half year and ten of our assets set production records. This reflects our key operating objective of delivering consistent, predictable and sustainable operating performance across all of our businesses.

The environment in which we operate continues to be challenging. However, our recruitment and procurement strategies that leverage off our scale and geographic diversity and our Business Excellence program, which is sourcing and replicating best practice from our extensive asset base, are contributing to a continued reduction in the rate of cost increase. Our activities are becoming more geographically diverse and our Business Excellence program has graduated to its next level of maturity.

Investing in the future

Our project pipeline continues to grow with a number of organic growth options progressing to the feasibility phase and the acquisition of the Genghis Khan oil field in the Gulf of Mexico. We now have 29 projects in either execution or feasibility with an expected budget of US$17.5 billion. The majority of our major projects under development continue to track to schedule. Cost pressures resulting from the shortage of labour, equipment and other input costs remain, but recently reassessed projects remain on cost and schedule. During the period; production from the Spence copper cathode project in Chile commenced ahead of schedule while the Escondida Sulphide Leach (copper), Worsley DCP (alumina) and Rapid Growth 2 (iron ore) projects continued to ramp up to full capacity.

We are committed to creating value added options in our portfolio to provide the next generation of growth opportunities beyond our current project pipeline. During the period we have opened corporate offices in Guinea and the Democratic Republic of Congo, building on our already significant exploration and project assessment activities in these countries. We also entered into an exclusive agreement with Global Alumina relating to the development of an alumina refinery in Guinea and we announced the acquisition of the Genghis Khan oil field, which is adjacent to our Shenzi development.

The quality of our assets and the diversity of our portfolio underpin the strength of our cash flow and continues to support our ability to both identify and invest in growth opportunities while continuing to deliver outstanding returns to shareholders.

Dividend and Capital Management

On 7 February 2007, the Board declared an interim dividend of 20.0 US cents per share. This represents a 14.3 per cent increase over last year’s interim dividend of 17.5 US cents per share. We also announced on 7 February 2007 an increase of US$10 billion to the US$1.3 billion remaining from the capital initiative announced in August 2006. This amount will be returned to shareholders over the next 18 months through a series of share buy-backs. From August 2006 to 2 February 2007, US$1.7 billion has been returned to shareholders through on-market purchases of 92,285,000 BHP Billiton Plc (Plc) shares (at an approximate price of US$18.23, being a 8.9 per cent discount to the price of our Limited stock).

We are commencing the first stage in this return immediately with an off-market buy-back of BHP Billiton Limited (Ltd) stock. This program will begin immediately with a targeted maximum size of around A$3.25 billion (US$2.5 billion). We expect the on-market buy-back of Plc shares will continue during the off-market process.

This announcement brings the total capital management programs announced since August 2004 to US$17 billion. Up until 2 February 2007, 388 million shares have been repurchased, representing approximately 6.6 per cent of the total shares on issue at an approximate price of US$14.11 (A$18.68 / GBP 7.56).

On completion of this announced program BHP Billiton will have repurchased approximately 16.9 per cent of the shares on issue since November 2004 (based upon closing price as at 2 February 2007 of A$26.59 and GBP9.76) and will have returned US$26.6 billion in total to shareholders through capital initiatives and dividends since June 2001.

The Income Statement

In discussing the operating results of our business, we focus on a non-GAAP (US or IFRS) financial measure we refer to as ‘Underlying EBIT’. Underlying EBIT is the key measure that management uses internally to assess the performance of our business, make decisions on the allocation of resources and assess operational management. Management uses this measure because financing structures and tax regimes differ across our assets, and substantial components of our tax and interest charges are levied at a Group, rather than an operational, level. Underlying EBIT is calculated as earnings before interest and taxation (EBIT), which is referred to as profit from operations on the face of the income statement, and excludes the effects of:

•	net financing costs and taxation of jointly controlled entities; and

•	exceptional items

Under IFRS, we equity account all jointly controlled entities, resulting in the earnings (net of financing costs and taxation) of jointly controlled entities being included in our income statement under the single-line item ‘share of profits from jointly controlled entities.’ In order to provide our management and shareholders with a consistent picture of the operational performance of our business, we exclude the financing costs and taxation of jointly controlled entities from the profit from operations line to arrive at Underlying EBIT.

We exclude exceptional items from Underlying EBIT in order to enhance the comparability of the measure from period to period. Our management monitors exceptional items, net finance costs and taxation separately.

You should be aware that Underlying EBIT is not a measure that is recognised under IFRS. In addition, it may be different from the measure “EBIT” or earnings before interest and taxation that are reported by other companies, in particular because we exclude the effect of net finance costs and taxation of equity accounted entities and exceptional items. As noted above, the line item from our income statement prepared in accordance with IFRS that most closely relates to Underlying EBIT is profit from operations, which is referred to as EBIT. The following table reconciles Underlying EBIT to profit from operations for the half years ended 31 December 2006 and 2005:

Half Year ended 31 December	2006	2005
	US$M	US$M
Underlying EBIT	9,134	6,671
Impact of equity accounting for statutory purposes:	(79)	(60)
Share of jointly controlled entities’ net finance costs
Share of jointly controlled entities’ total taxation expense	(536)	(352)

Total adjustments in arriving at Underlying EBIT	(615)	(412)

Profit from operations (EBIT)	8,519	6,259

Consolidated results

Profit from operations (EBIT) for the half year ended 31 December 2006 was US$8.5 billion compared with US$6.3 billion in the corresponding period, an increase of 36.1 per cent. Underlying EBIT for the half year ended 31 December 2006 was US$9.1 billion compared with US$6.7 billion, an increase of 36.9 per cent.

The increase in EBIT and Underlying EBIT was due primarily to higher commodity prices. Nickel, copper, aluminium, iron ore, and petroleum product prices contributed significantly to the increase in revenue and Underlying EBIT.

The following table and commentary describes the approximate impact of the principal factors that affected EBIT and Underlying EBIT for the half year ended 31 December 2006 compared with the corresponding half year period:

	US$ Million
Profit from operations (EBIT) for the half year ended 31 December 2005		6,259

Add: adjustments in arriving at Underlying EBIT		412

Underlying EBIT for the half year ended 31 December 2005		6,671

Change in volumes:
Increase in volumes	385
Decrease in volumes	(330)

		55

Net price impact
Change in sales prices	3,940
Price-linked costs	(515)

		3,425

Change in costs:
Costs (rate and usage)	(530)
Exchange rates	(175)
Inflation on costs	(200)

		(905)

Asset sales		(40)
Ceased and sold operations		(45)
Exploration		(50)
Other		23

Underlying EBIT for the half year ended 31 December 2006		9,134
Less: adjustments in arriving at Underlying EBIT		(615)

Profit from operations (EBIT) for the half year ended 31 December 2006		8,519

Volumes

Strong demand drove increased sales volumes of metallurgical coal, manganese ore, petroleum products, iron ore, nickel, alumina, molybdenum, energy coal and, from some operations, copper and contributed approximately US$385 million more to Underlying EBIT (measured at the corresponding period’s average margins) than for the corresponding period. Overall sales volumes of base metals were lower than the prior year, due largely to the industrial disruptions at Escondida (Chile), a smelter shutdown at Olympic Dam (Australia) and the temporary closure of the southern zone at Cannington (Australia). We experienced lower grade diamond production at Ekati (Canada) as it transitions from an open-cut to an underground operation which led to a decrease in diamond sales for the period. The comparative period also included diamond sales from inventory.

Prices

Stronger commodity prices for most products increased Underlying EBIT by US$3,940 million. Higher prices for nickel, copper, aluminium, iron ore, petroleum products, zinc, alumina, energy coal, silver, lead, manganese alloy and diamonds contributed approximately US$4,208 million, which was partially offset by lower prices for metallurgical coal and manganese ore.

Higher price-linked costs reduced Underlying EBIT by US$515 million, arising largely from higher charges for third party ore in Stainless Steel Materials, royalties for nickel, oil and gas and iron ore, increased copper treatment and refining charges (TCRCs), price participation, higher earnings linked costs at Antamina (Peru) and higher LME linked power charges in Aluminium.

Costs

Strong demand for resources globally has continued, leading to increased costs across the industry for labour, contractors, raw materials, fuel, energy and other input costs. In this environment, costs for the Group have increased by US$530 million. Excluding non cash costs, this represents an increase on our December 2005 half year total cost base of 5.1 per cent.

Specific areas of cost increases include changed mining conditions particularly at Ekati where we are mining a lower grade zone and higher strip ratios at Queensland Coal (Australia). Labour and contractor charges, consumables and fuels, business development expenditure, maintenance and other operating costs have also increased.

The rate of increase in costs across our business has slowed. Although this is a positive sign, the current environment continues to be challenging and the pressure on access to labour and other inputs to our business has not lessened.

Exchange rates

Exchange rate movements had a negative impact on Underlying EBIT of US$175 million. A stronger Australian dollar had a negative impact on both operating costs and also the translation of monetary items into US dollars. This was only partially offset by the favourable impact of a weaker South African rand on operating costs for our South African businesses.

The following exchange rates against the US dollar have been applied:

	Half year ended 31 Dec 2006 average	Half year ended 31 Dec 2005 average	31 Dec 2006 closing	30 June 2006 closing	31 Dec 2005 closing
Australian dollar (a)	0.76	0.75	0.79	0.74	0.73
South African rand	7.23	6.52	7.00	7.12	6.33

(a)	Displayed as US$ to A$1 based on common convention.

Inflation on costs

Inflationary pressures on input costs across all of our businesses had an unfavourable impact on Underlying EBIT of US$200 million.

Asset Sales

The impact from the sale of assets and interests on Underlying EBIT was US$40 million lower than the corresponding period. The impact amounted to US$70 million for the current period, principally related to the sale of our Moranbah Coal Bed Methane assets (Australia), our interest in Eyesizwe (South Africa) and Alliance Copper (Chile). This compared to higher profits in the corresponding period arising largely from the divestment of our interest in the Wonderkop chrome joint venture (South Africa) and the Green Canyon oil fields (US).

Ceased and sold operations

Ceased and sold operations had a US$45 million unfavourable impact on Underlying EBIT. The current period was negatively impacted by the loss of US$134 million of earnings from Tintaya (Peru) (divested in June 2006) and the Southern Cross Fertiliser operations (Australia) (divested in August 2006). This was partly offset by the US$96 million favourable impact due to investigation and salvage costs for Typhoon/Boris (US) that were included in the corresponding period.

Exploration

Exploration expense was US$50 million higher than the corresponding period and relates mainly to a US$43 million current period write-off of Petroleum expenditure that had previously been capitalised and increased expenditure at Maruwai (Indonesia).

Other

Other items increased Underlying EBIT by US$23 million. These included higher insurance recoveries than the corresponding period partially offset by a lower contribution from freight activities.

Net finance costs

Net finance costs increased to US$222 million, from US$215 million in the corresponding period. This was driven predominantly by a higher average interest rate but was partially offset by higher capitalised interest and lower average debt levels.

Taxation expense

The total taxation expense on profit before tax was US$2,097 million, representing an effective rate of 25.3 per cent (calculated as total taxation expense divided by profit before taxation). When compared to the UK and Australian statutory tax rate (30 per cent), the effective tax rate included a benefit of 1.7 per cent due to the recognition of prior year US tax benefits (US$140 million). Royalty-related taxation represents an effective rate of 2.4 per cent for the current period.

Cash Flows

Net operating cash flow after interest and tax increased by 62.9 per cent to US$7,018 million. Higher profits increased cash generated from operating activities, offset by an increase in working capital (principally due to higher prices) and increased taxation payments.

Capital and exploration expenditure totalled US$3,396 million for the period. Expenditure on major growth projects was US$2,476 million, including US$706 million on petroleum projects and US$1,770 million on minerals projects. Other capital expenditure on maintenance, sustaining and minor capital items was US$616 million. Financing cash flows include US$2,455 million in relation to the capital management program and increased dividend payments.

Net debt, comprising cash and cash equivalents and interest-bearing liabilities, was US$7,206 million, a decrease of US$1,034 million, or 12.5 per cent, compared to 30 June 2006. Gearing, which is the ratio of net debt to net debt plus net assets, was 20.3 per cent at 31 December 2006, compared with 25.2 per cent at 30 June 2006.

Portfolio Management

Portfolio activities continued during the period with proceeds amounting to US$326 million. We disposed of a number of assets and interests including the Southern Cross Fertiliser operations, the Moranbah Coal Bed Methane assets, the Cascade and Chinook oil prospects (US), the interest in the Valesul aluminium smelter (Brazil) and the interest in Eyesizwe. Proceeds realised from the sale or distribution of our assets and interests over the last five and a half years now totals approximately US$6 billion.

At 31 December 2006 we had announced the sale of our Koornfontein energy coal mine (South Africa).

We also announced the acquisition of an interest in the Genghis Khan oil field for US$583 million during the period. The transaction closed on 1 February 2007.

Liquidity

In October 2006 the Group signed a new US$3.0 billion multi-currency revolving credit facility. This new credit facility, which expires in October 2011, replaces the previous US$3.0 billion credit facility that was due to expire in 2009. The finance facility that was put in place for the acquisition of WMC Resources Ltd has been fully repaid.

Corporate Governance

The following Board changes occurred during the period:

•

Mr Marius Kloppers (Group President Non-Ferrous Materials) and Mr Chris Lynch (Group President Carbon Steel Materials) were appointed Executive Directors from 1 January 2006 and elected to the Board at the Plc and Ltd Annual General Meetings in October and November 2006 respectively; and

•	Mr Paul Anderson and Mr Jacques Nasser were appointed Non-executive Directors from 6 June 2006 and elected to the Board at the Plc and Ltd Annual General Meetings.

•

On 1 August 2006, Mr Miklos Salamon announced his intention to retire from the Board and Company effective from 26 October 2006. He retired from the Boards of Ltd and Plc at the Annual General Meeting of Plc.

During January 2007, 67,285,000 Plc shares which were purchased by Ltd, were cancelled and 2,400,862,002 Plc shares remained on issue (including Treasury shares and shares purchased by Ltd in Plc).

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the Customer Sector Group revenues and results for the six months ended 31 December 2006 and the corresponding period.

Revenues:

Half year ended 31 December	2006			2005
US$M	Revenue	Our share of jointly controlled entities’ revenue	Revenue together with share of jointly controlled entities’ revenues (1)	Revenue	Our share of jointly controlled entities’ revenue	Revenue together with share of jointly controlled entities’ revenues (1)
Petroleum	2,955	3	2,958	2,665	3	2,668
Aluminium	2,828	—	2,828	2,206	46	2,252
Base Metals	2,757	2,887	5,644	1,969	2,062	4,031
Diamonds and Specialty Products	226	167	393	478	201	679
Stainless Steel Materials	2,805	—	2,805	1,358	—	1,358
Iron Ore	2,431	318	2,749	1,994	329	2,323
Manganese	575	—	575	483	16	499
Metallurgical Coal	1,833	—	1,833	1,906	—	1,906
Energy Coal	2,086	235	2,321	1,839	222	2,061
Group and unallocated items (2)	7	—	7	302	1	303

BHP Billiton Group	18,503	3,610	22,113	15,200	2,880	18,080

Results:

Half year ended 31 December	2006			2005
US$M	Profit from operations (EBIT)(1)	Adjustments in arriving at Underlying EBIT	Underlying EBIT(1)	Profit from operations (EBIT)(1)	Adjustments in arriving at Underlying EBIT	Underlying EBIT(1)
Petroleum	1,612	—	1,612	1,436	—	1,436
Aluminium	822	18	840	385	21	406
Base Metals	2,417	488	2,905	1,604	289	1,893
Diamonds and Specialty Products	63	42	105	223	38	261
Stainless Steel Materials	1,436	—	1,436	374	—	374
Iron Ore	1,367	39	1,406	1,204	39	1,243
Manganese	105	—	105	85	—	85
Metallurgical Coal	659	—	659	947	—	947
Energy Coal	215	28	243	180	25	205
Group and unallocated items (2)	(177)	—	(177)	(179)	—	(179)

BHP Billiton Group	8,519	615	9,134	6,259	412	6,671

(1)	Revenue together with share of jointly controlled entities’ revenues, and Underlying EBIT include trading activities comprising the sale of third party product.
(2)	Includes consolidation adjustments, exploration and technology activities, unallocated items and external sales from the Group’s freight, transport and logistics operations.

Petroleum

Revenue and revenue together with our share of jointly controlled entities’ revenues increased by US$290 million, or 10.9 per cent over the corresponding period. This was mainly due to higher average realised prices for most petroleum products.

Total production for the six months ended 31 December 2006 was 58.0 million barrels of oil equivalent (boe), compared with total production in the corresponding period of 60.0 million boe.

Both EBIT and Underlying EBIT were US$1,612 million, an increase of US$176 million or 12.3 per cent compared with the corresponding period. There were no exceptional items in the current or prior period. This was due mainly to higher average realised prices for most petroleum products, with higher average realised oil prices per barrel of US$63.77 (compared with US$58.25), higher average realised natural gas prices of US$3.27 per thousand standard cubic feet (compared with US$3.13) and higher average realised liquefied natural gas prices of US$7.44 per thousand standard cubic feet (compared to US$6.81). Higher sales volumes due to timing of liftings more than offset slightly lower overall production volumes due to natural field decline and the September 2005 hurricane-related loss of the Typhoon (US) platform. Royalty and excise taxes were higher in line with higher revenue.

Exploration expenditure charged to profit of US$154 million (corresponding period: US$123 million) included the additional write-off of US$43 million of previously capitalised expenditure. Gross expenditure on exploration of US$159 million was US$92 million lower than the corresponding period as a result of the timing of spending on exploration and appraisal drilling activity in the Gulf of Mexico.

Non Ferrous Materials

Aluminium

Revenue was US$2,828 million for the six months ended 31 December 2006, an increase of US$622 million or 28.2 per cent from US$2,206 million in the corresponding period. Our share of jointly controlled entities’ revenue was US$ nil, compared to US$46 million in the corresponding period due to the sale of Valesul Aluminio SA in July 2006.

Aluminium smelter production decreased slightly from 678,000 tonnes in the six months to 31 December 2005, to 675,000 tonnes in the six months to 31 December 2006, while alumina production increased to 2.2 million tonnes in the current period, from 2.0 million tonnes.

EBIT was US$822 million, an increase of US$437 million or 113.5 per cent compared with the corresponding period. There were no exceptional items in the current or corresponding period.

Underlying EBIT was US$840 million, an increase of US$434 million or 106.9 per cent compared with the same period last year. Higher prices for aluminium and alumina had a favourable impact, with the average LME aluminium price increasing to US$2,602 per tonne (compared with US$1,952 per tonne). Half year production records at Worsley (Australia), Paranam (Suriname), Hillside, Bayside and Mozal (all Southern Africa) also contributed to this result. Exchange rate movements during the period also had a favourable impact on EBIT.

Earnings were adversely impacted by higher charges for price linked costs, largely LME linked power. Raw materials and labour costs were also higher, as were depreciation charges associated with new mines in Suriname and the commissioning of the Worsley expansion.

Base Metals

Revenue was US$2,757 million for the six months ended 31 December 2006, an increase of US$788 million or 40.0 per cent from the corresponding period. Revenue, together with our share of jointly controlled entities’ revenues, was US$5,644 million, an increase of US$1,613 million, or 40.0 per cent, compared with US$4,031 million in the corresponding period. Our share of jointly controlled entities revenue increased to US$2,887 million. These revenue increases were mainly attributable to higher average LME prices for copper.

Payable copper production decreased by 13.7 per cent to 550 million tonnes compared with 637 million tonnes in the corresponding period. Zinc production was 43,787 tonnes, a decrease of 17.5 per cent compared with the corresponding period. Attributable uranium production at Olympic Dam (Australia) was 1,615 tonnes for the period, compared with 2,158 tonnes for the corresponding period.

Silver production was 13.9 million ounces, a decrease of 43.8 per cent compared with 25.2 million ounces in the corresponding period. Lead production was 85,431 tonnes, a decrease of 39.8 per cent compared with the corresponding period.

Record copper cathode production was achieved due to the ramp up of the Sulphide Leach Project (Chile) and a higher production level at Cerro Colorado (Chile) following successful recovery from the earthquake interruption in the corresponding period. This was offset by reduced copper concentrate volumes due to the industrial disruption at Escondida, lower volumes at Olympic Dam because of a scheduled smelter shutdown and lower volumes at Cannington as the rehabilitation of ground support progressed.

EBIT was US$2,417 million, an increase of US$813 million or 50.7 per cent compared with the corresponding period. There were no exceptional items in the current or corresponding periods.

Underlying EBIT was US$2,905 million, an increase of US$1,012 million or 53.5 per cent, over the same period last year. This increase was predominantly attributable to higher average LME prices for copper of US$3.34/lb (compared to US$1.84/lb) as well as higher prices for silver, zinc, lead and gold. Record copper cathode production was achieved due to the ramp up of the Sulphide Leach Project (Chile) and a higher production level at Cerro Colorado (Chile) following successful recovery from the earthquake interruption in the corresponding period. This was offset by reduced copper concentrate volumes due to the industrial disruption at Escondida, lower volumes at Olympic Dam because of a scheduled smelter shutdown and lower volumes at Cannington as the rehabilitation of ground support progressed.

Higher price-linked TCRCs (mainly price participation), labour and contractor costs (due largely to one-off bonuses at Escondida from the recent union negotiations), Cannington rehabilitation expenditure, the effect of inflation and a stronger A$/US$ exchange rate on costs for Australian operations had a negative impact. These higher costs were mitigated to some extent by cost savings achieved through improvement projects. The cessation of earnings following the sale of Tintaya (Peru) in June 2006 also reduced EBIT.

Provisional pricing of copper shipments impacted finalised and outstanding average copper revenues resulting in the calculated average realised price being US$0.18/lb below the LME average. The negative finalisation adjustment and provisional pricing impact for the period was US$220 million. Average copper revenue for the half year ended December 2006 was US$3.13/lb versus US$2.06/lb for the same period last year. Outstanding copper volumes, subject to the fair value measurement, amounted to 205,129 tonnes at 31 December 2006. These were revalued at a weighted average price of US$2.87/lb.

Diamonds and Specialty Products

Revenue was US$226 million for the six months ended 31 December 2006, a decrease of US$252 million, or 52.7 per cent, compared with the corresponding period. Our share of jointly controlled entities’ revenue decreased from US$201 million to US$167 million.

EKATI diamond production decreased by 2.9 per cent to 1,424,000 carats compared with the corresponding period, mainly reflecting the processing of lower grade ore.

EBIT was US$63 million, a decrease of US$160 million or 71.7 per cent compared with the corresponding period. There were no exceptional items in the current or corresponding periods.

Underlying EBIT was US$105 million, a decrease of US$156 million or 59.8 per cent from the same period last year. This was due to higher sales volumes of diamonds in the corresponding period from inventory sales and higher unit costs in relation to the processing of lower grade material and moving to underground mining areas at Ekati. In addition, the corresponding period included earnings from Southern Cross Fertiliser operations which was sold effective 1 August 2006. This was partially offset by higher value per carat diamonds and a reduced depreciation charge, primarily because of an extension of mine life following approval of the Koala Underground project.

At Ekati, the 2007 financial year will continue to be negatively impacted by lower value diamond production. Over the next few years, increasing underground production will help reverse this trend.

Stainless Steel Materials

Revenue, and revenue together with share of jointly controlled entities’ revenues was US$2,805 million in the six months ended 31 December 2006, an increase of US$1,447 million, or 106.6 per cent, compared with US$1,358 million in the corresponding period.

Nickel production was 92,800 tonnes in the current period, a slight decrease from 93,100 tonnes in the corresponding period.

EBIT and Underlying EBIT were a record US$1,436 million, an increase of US$1,062 million or 284.0 per cent compared with the same period last year. Higher nickel and cobalt prices were the main contributors with an average LME nickel price of US$13.81/lb compared with US$6.17/lb in the corresponding period. The higher prices (net of price linked costs) added US$1,217 million to underlying EBIT. Additionally, Yabulu (Australia) and Cerro Matoso (Colombia) benefited from higher volumes in the current period.

This was partially offset by higher mining costs at Mount Keith and Leinster (both Australia). The corresponding period also included a US$61 million profit on the sale of BHP Billiton’s interest in the Wonderkop joint venture.

Carbon Steel Materials

Iron Ore, Manganese and Metallurgical Coal, which were previously reported as the Carbon Steel Materials CSG are now reported as separate CSGs.

Iron Ore

Revenue for the six months ended 31 December 2006 was US$2,431 million, an increase of 21.9 per cent from US$1,994 million in the corresponding period. Revenue, together with our share of jointly controlled entities’ revenues, was US$2,749 million, an increase of US$426 million, or 18.3 per cent, compared with US$2,323 million in the corresponding period.

Attributable Western Australia iron ore production was 46.5 million wet tonnes, a slight increase compared 44.7 million wet tonnes in the corresponding period. Production of Samarco (Brazil) pellets and pellet feed was 3,933 tonnes, an increase of 5.0 per cent from 3,746 in the corresponding period.

EBIT was US$1,367 million, an increase of US$163 million or 13.5 per cent. There were no exceptional items in the current or prior periods. Underlying EBIT was US$1,406 million up US$163 million or 13.1 per cent from the same period last year. This was driven mainly by increased prices (which were approximately 17 per cent higher across the total product range, net of a lower negotiated price for iron pellets).

Sales volumes were also six per cent higher reflecting record production levels at Western Australia Iron Ore (Australia) (WAIO) and a number of business improvement initiatives implemented to promote increased shipping efficiency. Production was also higher at Samarco (Brazil).

Higher operating costs had an adverse impact during the period and were largely attributable to higher contractor and labour costs, price-linked royalties and fuel costs. A stronger A$/US$ exchange rate had an unfavourable impact, as did inflationary pressures on the Australian operations.

Depreciation was also higher due to the commissioning of expanded capacity at WAIO.

Manganese

Revenue for the six months ended 31 December 2006 was US$575 million, an increase of US$92 million, or 19.0 per cent from US$483 million in the corresponding period. Revenue, together with our share of jointly controlled entities’ revenues, was US$575 million, an increase of US$76 million, or 15.2 per cent, compared with the corresponding period.

Manganese alloy production was 0.345 million tonnes, an increase of 13.5 per cent, compared with the corresponding period of 0.304 million tonnes. Manganese ore production was 3.0 million tonnes, an increase of 0.373 million tonnes or 14.0 per cent compared with the corresponding period.

EBIT and Underlying EBIT were US$105 million, an increase of US$20 million or 23.5 per cent compared to the same period last year. Stronger demand for manganese ore drove increased sales volumes and consequently record volumes of ore and higher volumes of alloy were produced for the half year. The favourable movement of the rand against the US dollar also contributed to this positive result.

Lower prices for ore had an unfavourable impact but were partially offset by improved alloy prices.

Metallurgical Coal

Revenue, and revenue together with share of jointly controlled entities’ revenues, decreased by US$73 million to US$1,833 million during the six months ended 31 December 2006.

Production was 18.2 million tonnes in the current period, a slight increase compared with 18.0 million tonnes in the corresponding period.

EBIT and Underlying EBIT were US$659 million, a decrease of US$288 million or 30.4 per cent from the same period last year. This was attributable mostly to lower prices for all products at Queensland Coal where benchmark prices will again decrease for the 12 months commencing April 2007. Operating costs rose due to the first longwall change out at the Broadmeadow mine (Australia), which was commissioned during 2006 and higher strip ratios at open cut mines. A stronger A$/US$ exchange rate had an unfavourable impact as did Australian inflationary pressures. This was offset partially by increased production and sales at both Queensland Coal and Illawarra Coal (Australia). The ramp up of expanded capacity supported by increased throughput at our Hay Point Coal terminal contributed to the higher sales at Queensland Coal.

As new projects ramped up depreciation and amortisation charges increased, as did exploration expenditure to support a higher level of activity at Maruwai (Indonesia).

Energy Coal

Revenue for the six months ended 31 December 2006 was US$2,086 million, an increase of US$247 million, or 13.4 per cent, over the corresponding period. Our share of jointly controlled entities’ revenue was US$235 million in the current period, compared with US$222 million in the corresponding period.

Production was 43.8 million tonnes in the current period, a decrease of 3.3 per cent compared with 45.3 million tonnes in the corresponding period.

EBIT was US$215 million, an increase of US$35 million, or 19.4 per cent, compared with the corresponding period. There were no exceptional items in the current or corresponding periods.

Underlying EBIT was US$243 million, an increase of US$38 million or 18.5 per cent, from the same period last year. The increase was mainly because of higher export prices for product from our South African coal operations as a result of continued strong demand. The favourable movement of the rand against the US dollar also contributed to this positive result. Higher production volumes and cost efficiencies at Hunter Valley Coal (Australia) and Cerrejon Coal (Colombia) had a favourable impact.

Operating unit costs were higher at New Mexico (US) due to difficult mining conditions and equipment outages that impacted production. At our South African coal operations unit costs were adversely affected by inflationary pressure and lower production because of safety interventions.

The cessation of earnings from the Zululand Anthracite Colliery (South Africa) following its divestment during the prior year had a negative impact, while a profit on the divestment of Eyesizwe during the period had a favourable impact.

Group and Unallocated Items

This category represents corporate activities, including Group Treasury, Freight, Transport and Logistics operations and our Exploration and Technology activities. These corporate activities produced a loss before net finance costs and taxation of US$177 million in the half year ended 31 December 2006, compared to a loss of US$179 million in the corresponding period.

Corporate operating costs, excluding exchange impacts, were US$80 million compared to US$108 million in the corresponding period, a decrease of US$28 million.

The current period benefited from lower insurance claims, offset by higher costs for corporate projects, sponsorships, and regulatory compliance.

One-off costs in relation to the acquisition of WMC were incurred in the prior period. There were no similar costs in this period.

Minerals exploration expenditure has increased from US$43 million to US$57 million in the current period, mainly due to increased exploration activity in Angola and Mongolia.

Comparison to results under US GAAP

The financial statements of the BHP Billiton Group are prepared in accordance with International Financial Reporting Standards (IFRS) which differ in certain aspects from US Generally Accepted Accounting Principles (GAAP). A detailed description of the significant differences between IFRS and US GAAP is contained in the 2006 Annual Report (refer note 39 ‘US Generally Accepted Accounting Principles Disclosures’ to the financial statements).

Impact of new accounting standards

Emerging Issues Task Force Issue No. 04-6 ‘Accounting for Stripping Costs incurred During Production in the Mining Industry’ (EITF 04-6) is applicable to BHP Billiton for the first time for the financial year ending 30 June 2007, and creates an additional difference between IFRS and US GAAP.

Costs incurred through the removal of overburden and other waste materials once saleable materials have begun to be extracted from a mine are referred to as production stripping costs. Under IFRS, production stripping costs are charged to the income statement as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the production stripping costs is capitalised. In subsequent years, when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalised stripping costs is charged to the income statement as operating costs. The amount capitalised or charged in a year is determined so that the stripping expense for the financial year reflects the estimated life-of-mine ratio.

Under US GAAP, EITF 04-6 requires that stripping costs incurred during the production phase of a mine are treated as variable production costs and included in the cost of inventory produced during the period in which the costs are incurred. The change in accounting policy has been applied retrospectively in accordance with SFAS 154 ‘Accounting Changes and Error Corrections’.

The adoption of EITF 04-6 does not have a material impact on Net income or Shareholders’ equity for the years ended 30 June 2006 and 30 June 2005.

Forward-looking statements Certain statements contained in this review of results for the half year ended 31 December 2006, may constitute ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995. We undertake no obligation to revise the forward-looking statements included in this review of results to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in the sections entitled ‘Key Information – Risk Factors’; ‘Operating and Financial Review and Prospects – Our Business—External Factors Affecting Our Results’ and ‘Trends and Uncertainties’ included in our annual report on Form 20-F as amended by our Form 20-F/A for the fiscal year ended 30 June 2006, which we filed with the US Securities and Exchange Commission (SEC) on 25 September 2006 and 18 December 2006, respectively, and are available on the SEC’s website at www.sec.gov. Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

INTERIM FINANCIAL

STATEMENTS

(UNAUDITED)

For the half year ended

31 December 2006

C ONTENTS

C onsolidated Income Statement (Unaudited)

for the half year ended 31 December 2006

	Notes	Half year ended 31 December 2006 US$M	Half year ended 31 December 2005 US$M	Year ended 30 June 2006 US$M
Revenue together with share of jointly controlled entities’ revenue
Group production		19,046	15,638	34,139
Third party products		3,067	2,442	4,960

		22,113	18,080	39,099
Less: share of jointly controlled entities’ external revenue included above		(3,610)	(2,880)	(6,946)

Revenue		18,503	15,200	32,153
Other income		293	297	1,227
Expenses excluding finance costs		(12,292)	(10,679)	(22,403)
Share of profits from jointly controlled entities	4	2,015	1,441	3,694

Profit from operations		8,519	6,259	14,671

Comprising:
Group production		8,407	6,148	14,560
Third party products		112	111	111

		8,519	6,259	14,671

Financial income	5	116	93	226
Financial expenses	5	(338)	(308)	(731)

Net finance costs	5	(222)	(215)	(505)

Profit before taxation		8,297	6,044	14,166

Income tax expense		(1,901)	(1,389)	(3,207)
Royalty related taxation (net of income tax benefit)		(196)	(227)	(425)

Total taxation expense	6	(2,097)	(1,616)	(3,632)

Profit after taxation		6,200	4,428	10,534

Profit attributable to minority interests		32	64	84
Profit attributable to members of BHP Billiton Group		6,168	4,364	10,450

Earnings per ordinary share (basic) (US cents)	7	103.9	72.1	173.2
Earnings per ordinary share (diluted) (US cents)	7	103.8	71.9	172.4

Dividends per ordinary share – paid during the period (US cents)	8	18.5	14.5	32.0
Dividends per ordinary share – declared in respect of the period (US cents)	8	20.0	17.5	36.0

The accompanying notes form part of these financial statements.

Consolidated Statement of Recognised Income and Expense (Unaudited)

for the half year ended 31 December 2006

	Notes	Half year ended 31 December 2006 US$M	Half year ended 31 December 2005 US$M	Year ended 30 June 2006 US$M
Profit after taxation		6,200	4,428	10,534
Amounts recognised directly in equity
Actuarial gains/(losses) on pension and medical schemes		(48)	6	111
Available for sale investments:
Valuation gains/(losses) taken to equity		113	4	(1)
Cash flow hedges:
Gains/(losses) taken to equity		87	(35)	(27)
(Gains)/losses transferred to the initial carrying amount of hedged items		(17)	(34)	(25)
Exchange fluctuations on translation of foreign operations		22	(12)	(1)
Tax on items recognised directly in, or transferred from, equity		(22)	43	4

Total amounts recognised directly in equity		135	(28)	61

Total recognised income and expense for the period		6,335	4,400	10,595

Attributable to minority interests		32	64	84
Attributable to members of BHP Billiton Group		6,303	4,336	10,511

Effect of change in accounting policy:
Impact of adoption of IAS 39/ AASB 139 (net of tax) to:
- retained earnings	10	—	55	55
- hedging reserve	10	—	30	30
- financial assets reserve	10	—	116	116

Total effect of change in accounting policy		—	201	201

Attributable to minority interests		—	—	—
Attributable to members of BHP Billiton Group		—	201	201

The accompanying notes form part of these financial statements

Consolidated Balance Sheet (Unaudited)

as at 31 December 2006

	Notes	31 December 2006 US$M	31 December 2005 US$M	30 June 2006 US$M
ASSETS
Current assets
Cash and cash equivalents		1,423	809	776
Trade and other receivables		3,987	3,722	3,831
Other financial assets		846	392	808
Inventories		3,203	2,538	2,732
Assets held for sale		—	46	469
Other		278	139	160

Total current assets		9,737	7,646	8,776

Non-current assets
Trade and other receivables		809	762	813
Other financial assets		1,013	866	950
Inventories		123	103	93
Investments in jointly controlled entities		3,772	3,735	4,299
Property, plant and equipment		33,282	29,261	30,985
Intangible assets		686	652	683
Deferred tax assets		2,230	1,180	1,829
Other		88	73	88

Total non-current assets		42,003	36,632	39,740

Total assets		51,740	44,278	48,516

LIABILITIES
Current liabilities
Trade and other payables		3,937	3,583	4,053
Interest bearing liabilities		1,386	1,106	1,368
Liabilities held for sale		—	—	192
Other financial liabilities		389	348	544
Current tax payable		1,734	863	1,358
Provisions		1,021	934	1,067
Deferred income		275	266	279

Total current liabilities		8,742	7,100	8,861

Non-current liabilities
Trade and other payables		177	162	169
Interest bearing liabilities		7,243	8,427	7,648
Other financial liabilities		189	100	289
Deferred tax liabilities		1,379	1,499	1,592
Provisions		5,172	4,801	4,853
Deferred income		611	757	649

Total non-current liabilities		14,771	15,746	15,200

Total liabilities		23,513	22,846	24,061

Net assets		28,227	21,432	24,455

EQUITY
Share capital – BHP Billiton Limited		1,498	1,628	1,490
Share capital – BHP Billiton Plc		1,234	1,234	1,234
Share premium account		518	518	518
Treasury shares held		(1,768)	(5)	(418)
Reserves		492	270	306
Retained earnings		26,006	17,495	21,088

Total equity attributable to members of BHP Billiton Group	10	27,980	21,140	24,218
Minority interests	10	247	292	237

Total equity		28,227	21,432	24,455

The accompanying notes form part of these financial statements.

Consolidated Cash Flow Statement (Unaudited)

for the half year ended 31 December 2006

	Half year ended 31 December 2006 US$M	Half year ended 31 December 2005 US$M	Year ended 30 June 2006 US$M
Operating activities
Receipts from customers	19,115	15,582	32,938
Payments to suppliers and employees	(12,108)	(10,246)	(20,944)

Cash generated from operations	7,007	5,336	11,994
Dividends received	2,571	921	2,671
Interest received	54	60	121
Interest paid	(223)	(209)	(499)
Income tax paid	(2,043)	(1,511)	(3,152)
Royalty related taxation paid	(348)	(289)	(659)

Net operating cash flows	7,018	4,308	10,476

Investing activities
Purchases of property, plant and equipment	(3,092)	(2,317)	(5,239)
Exploration expenditure (including amounts capitalised)	(304)	(348)	(766)
Purchases of investments and funding of jointly controlled entities	(52)	(5)	(65)
Purchases of, or increased investment in, subsidiaries, operations and jointly controlled entities, net of their cash	(12)	(500)	(531)

Cash outflows from investing activities	(3,460)	(3,170)	(6,601)
Proceeds from sale of property, plant and equipment	82	37	92
Proceeds from sale or redemption of investments	23	108	153
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities net of their cash	203	111	844

Net investing cash flows	(3,152)	(2,914)	(5,512)

Financing activities
Proceeds from ordinary share issues	12	24	34
Proceeds from interest bearing liabilities	1,957	3,946	5,912
Repayment of interest bearing liabilities	(2,580)	(4,646)	(7,013)
Purchase of shares by Employee Share Ownership Plan Trusts	(131)	(145)	(187)
Share buy back – BHP Billiton Limited	—	—	(1,619)
Share buy back – BHP Billiton Plc	(1,355)	—	(409)
Dividends paid	(1,100)	(877)	(1,936)
Dividends paid to minority interests	(22)	(112)	(190)
Repayment of finance leases	(2)	(1)	(4)

Net financing cash flows	(3,221)	(1,811)	(5,412)

Net increase/(decrease) in cash and cash equivalents	645	(417)	(448)
Cash and cash equivalents, net of overdrafts, at beginning of period	760	1,207	1,207
Effect of foreign currency exchange rate changes on cash and cash equivalents	(2)	(1)	1

Cash and cash equivalents, net of overdrafts, at end of period	1,403	789	760

The accompanying notes form part of these financial statements.

Notes to the Interim Financial Statements (Unaudited)

1 Accounting policies

This general purpose condensed financial report for the six months ended 31 December 2006 is an unaudited report which has been prepared in accordance with IAS 34/AASB 134 ‘Interim Financial Reporting’ and with the requirements of the Listing Rules of the Financial Services Authority in the United Kingdom and the Australian Corporations Act 2001 as applicable to interim financial reporting.

The interim financial report has been prepared on the basis of accounting policies consistent with those applied in the 30 June 2006 Annual financial statements contained within the Annual Report of the BHP Billiton Group, except for IFRIC 4 / UIG Interpretation 4 “Determining whether an arrangement contains a lease” which is first applicable for the Group’s annual reporting period ending 30 June 2007 and has been applied in this interim report. IFRIC 4 / UIG 4 provides interpretive guidance for determining whether arrangements (such as service delivery and take-or-pay purchase contracts) contain a lease which needs to be accounted for in accordance with IAS 17 / AASB 117 “Leases”. The application of IFRIC 4 / UIG 4 did not have a material impact on the current or comparative periods.

The interim financial report does not include all of the information required for a full annual financial report and is to be read in conjunction with the most recent annual financial report. The comparative figures for the financial year ended 30 June 2006 are not the statutory accounts of BHP Billiton Plc for that financial year. Those accounts, which were prepared under IFRS, have been reported on by the company’s auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under Section 237(2) or (3) of the UK Companies Act 1985.

Comparative information for the six months ended 31 December 2005 has been restated in accordance with IFRS 3 / AASB 3 “Business Combinations” to reflect the final allocation of fair values on acquisition of WMC Resources Ltd as outlined in note 36 to the BHP Billiton Annual Report 2006. There was no impact on profit or net assets of this restatement.

Rounding of amounts

Amounts in this financial report have, unless otherwise indicated, been rounded to the nearest million dollars.

Exchange rates

The following exchange rates against the US dollar have been applied in the financial report:

	Average Half year ended 31 December 2006	Average Half year ended 31 December 2005	Average Year ended 30 June 2006	As at 31 December 2006	As at 31 December 2005	As at 30 June 2006
Australian dollar (a)	0.76	0.75	0.75	0.79	0.73	0.74
Brazilian real	2.16	2.30	2.24	2.14	2.33	2.18
Canadian dollar	1.13	1.19	1.16	1.16	1.16	1.11
Chilean peso	534	540	532	534	514	546
Colombian peso	2,372	2,297	2,324	2,240	2,287	2,635
South African rand	7.23	6.52	6.41	7.00	6.33	7.12
Euro	0.78	0.83	0.82	0.76	0.84	0.78
UK pound sterling	0.53	0.57	0.56	0.51	0.58	0.55

(a)	Displayed as US$ to A$1 based on common convention.

2 Business segments

The BHP Billiton Group has grouped its major operating assets into the following Customer Sector Groups (CSGs):

•	Petroleum (exploration for and production, processing and marketing of hydrocarbons including oil, gas and LNG)

•	Aluminium (exploration for and mining of bauxite, processing and marketing of aluminium and alumina)

•	Base Metals (exploration for and mining, processing and marketing of copper, silver, zinc, lead, uranium and copper by-products including gold)

•	Diamonds and Specialty Products (exploration for and mining of diamonds and titanium minerals, and prior to divestment in August 2006, fertiliser operations)

•	Stainless Steel Materials (exploration for and mining, processing and marketing of nickel)

•	Iron Ore (exploration for and mining, processing and marketing of iron ore)

•	Manganese (exploration for and mining, processing and marketing of manganese)

•	Metallurgical Coal (exploration for and mining, processing and marketing of metallurgical coal)

•	Energy Coal (exploration for and mining, processing and marketing of energy coal)

Iron Ore, Manganese and Metallurgical Coal, which were previously reported as the Carbon Steel Materials CSG are now reported as separate CSGs.

Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments and exploration and technology activities.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

Notes to the Interim Financial Statements (Unaudited) continued

2 Business segments (continued)

						Carbon Steel Materials
US$ million	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Half year ended 31 December 2006
Revenue together with share of jointly controlled entities’ revenue from external customers
Sale of group production	2,490	2,157	4,630	393	2,762	2,717	535	1,829	1,494	—	19,007
Sale of third party product	169	667	1,014	—	43	15	40	—	827	292	3,067
Rendering of services	4	4	—	—	—	17	—	2	—	12	39
Inter-segment revenue	295	—	—	—	—	—	—	2	—	(297)	—

	2,958	2,828	5,644	393	2,805	2,749	575	1,833	2,321	7	22,113
Less: share of jointly controlled entities’ external revenue included above	(3)	—	(2,887)	(167)	—	(318)	—	—	(235)	—	(3,610)

Segment revenue	2,955	2,828	2,757	226	2,805	2,431	575	1,833	2,086	7	18,503

Segment result	1,608	700	757	11	1,430	1,246	105	657	121	(131)	6,504
Other attributable income (1)	5	—	12	2	6	—	—	—	21	(46)	—
Share of profits from jointly controlled entities	(1)	122	1,648	50	—	121	—	2	73	—	2,015

Profit from operations	1,612	822	2,417	63	1,436	1,367	105	659	215	(177)	8,519

Net finance costs											(222)
Taxation											(1,901)
Royalty related taxation											(196)

Profit after taxation											6,200

(1)	Other attributable income represents the re-allocation of certain items recorded in the segment result of Group and unallocated items / eliminations to the applicable CSG / business segment.

Notes to the Interim Financial Statements (Unaudited) continued

2 Business segments (continued)

						Carbon Steel Materials
US$ million	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Half year ended 31 December 2005
Revenue together with share of jointly controlled entities’ revenue from external customers
Sale of group production	2,371	1,575	3,549	679	1,346	2,300	473	1,901	1,399	5	15,598
Sale of third party product	250	677	481	—	12	8	26	—	662	326	2,442
Rendering of services	—	—	1	—	—	15	—	3	—	21	40
Inter-segment revenue	47	—	—	—	—	—	—	2	—	(49)	—

	2,668	2,252	4,031	679	1,358	2,323	499	1,906	2,061	303	18,080
Less: share of jointly controlled entities’ external revenue included above	(3)	(46)	(2,062)	(201)	—	(329)	(16)	—	(222)	(1)	(2,880)

Segment revenue	2,665	2,206	1,969	478	1,358	1,994	483	1,906	1,839	302	15,200

Segment result	1,431	329	490	190	374	1,042	79	947	103	(167)	4,818
Other attributable income (1)	5	—	—	—	—	—	8	—	—	(13)	—
Share of profits from jointly controlled entities	—	56	1,114	33	—	162	(2)	—	77	1	1,441

Profit from operations	1,436	385	1,604	223	374	1,204	85	947	180	(179)	6,259

Net finance costs											(215)
Taxation											(1,389)
Royalty related taxation											(227)

Profit after taxation											4,428

(1)	Other attributable income represents the re-allocation of certain items recorded in the segment result of Group and unallocated items / eliminations to the applicable CSG / business segment.

Notes to the Interim Financial Statements (Unaudited) continued

2 Business segments (continued)

						Carbon Steel Materials
US$ million	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2006
Revenue together with share of jointly controlled entities’ revenue from external customers
Sale of group production	4,797	3,704	9,034	1,263	2,916	4,735	965	3,926	2,713	5	34,058
Sale of third party product	321	1,374	1,259	—	37	15	72	1	1,252	629	4,960
Rendering of services	3	6	1	—	—	32	—	6	—	33	81
Inter-segment revenue	109	—	—	—	2	—	—	8	—	(119)	—

	5,230	5,084	10,294	1,263	2,955	4,782	1,037	3,941	3,965	548	39,099
Less: share of jointly controlled entities’ external revenue included above	(5)	(107)	(5,393)	(377)	—	(593)	(33)	—	(438)	—	(6,946)

Segment revenue	5,225	4,977	4,901	886	2,955	4,189	1,004	3,941	3,527	548	32,153

Segment result	2,963	917	1,998	209	901	2,201	126	1,832	131	(301)	10,977
Other attributable income (1)	5	37	—	—	—	—	8	1	—	(51)	—
Share of profits from jointly controlled entities’	—	193	3,015	91	—	263	(2)	1	139	(6)	3,694

Profit from operations	2,968	1,147	5,013	300	901	2,464	132	1,834	270	(358)	14,671

Net finance costs											(505)
Taxation											(3,207)
Royalty related taxation											(425)

Profit after taxation											10,534

(1)	Other attributable income represents the re-allocation of certain items recorded in the segment result of Group and unallocated items / eliminations to the applicable CSG / business segment.

Notes to the Interim Financial Statements (Unaudited) continued

3 Exceptional items

Exceptional items are those items where their nature and amount is considered material and require separate disclosure. Such items included within the BHP Billiton Group profit for the period are detailed below.

Half year ended 31 December 2006

There were no exceptional items for the half year ended 31 December 2006.

Half year ended 31 December 2005

There were no exceptional items for the half year ended 31 December 2005.

Year ended 30 June 2006

	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Sale of Tintaya copper mine	439	(143)	296
Exceptional items by Customer Sector Group
Base Metals	439	(143)	296

Sale of Tintaya copper mine

Effective 1 June 2006, BHP Billiton sold its interest in the Tintaya copper mine in Peru. Gross consideration received was US$853 million, before deducting intercompany trade balances. The net consideration of US$717 million (net of transaction costs) included US$634 million for shares plus the assumption of US$116 million of debt, working capital adjustments and deferred payments contingent upon future copper prices and production volumes.

4 Investments accounted for using the equity method

Major shareholdings in jointly controlled entities	Ownership interest at BHP Billiton Group reporting date (a)			Contribution to profit after taxation
	31 December 2006%	31 December 2005%	30 June 2006%	31 December 2006 US$M	31 December 2005 US$M	30 June 2006 US$M
Samarco Mineracao SA	50	50	50	121	163	262
Minera Antamina SA	33.75	33.75	33.75	246	170	437
Carbones del Cerrejon LLC	33.3	33.3	33.3	73	77	97
Minera Escondida Limitada	57.5	57.5	57.5	1,412	944	2,595
Mozal SARL	47.1	47.1	47.1	123	60	185
Valesul Aluminio SA (b)	—	45.5	45.5	—	(4)	8
Other (c)				40	31	110

Total				2,015	1,441	3,694

(a)	The ownership interest at the jointly controlled entity’s reporting date and BHP Billiton’s reporting date are the same. Whilst the annual financial reporting date may be different to BHP Billiton’s, financial information is obtained as at 31 December in order to report on a consistent basis with BHP Billiton’s reporting date.
(b)	Subsequent to 30 June 2006, the BHP Billiton Group sold its interest in Valesul Aluminio SA.
(c)	Includes immaterial jointly controlled entities and the Richards Bay Minerals joint venture owned 50% (31 December 2005: 50%; 30 June 2006: 50%).

Notes to the Interim Financial Statements (Unaudited) continued

5 Net finance costs

	Half year ended 31 December 2006 US$M	Half year ended 31 December 2005 US$M	Year ended 30 June 2006 US$M

Financial expenses
Interest on bank loans and overdrafts	9	71	134
Interest on all other loans	252	149	382
Finance lease and hire purchase interest	3	3	6
Dividends on redeemable preference shares	1	13	17
Discounting on provisions and other liabilities	123	107	266
Discounting on pension and medical benefit entitlements	63	40	108
Interest capitalised (a)	(145)	(57)	(144)
Net fair value change on hedged loans and related hedging derivatives	16	(16)	(30)
Exchange differences on net debt	16	(2)	(8)

	338	308	731

Financial income
Interest income	(62)	(53)	(123)
Return on pension plan assets	(54)	(40)	(103)

	(116)	(93)	(226)

Net finance costs	222	215	505

(a)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the half year ended 31 December 2006 the capitalisation rate was 5.5 per cent (31 December 2005: 4.6 per cent; 30 June 2006: 5.0 per cent).

6 Taxation

	Half year ended 31 December 2006 US$M	Half year ended 31 December 2005	Year ended 30 June 2006
		US$M	US$M
Taxation expense including royalty related taxation
UK taxation expense	9	131	294
Australian taxation expense	1,432	1,180	2,547
Overseas taxation expense	656	305	791

Total taxation expense	2,097	1,616	3,632

7 Earn ings per share

	Half year ended 31 December 2006	Half year ended 31 December 2005	Year ended 30 June 2006
Basic earnings per share (US cents)	103.9	72.1	173.2
Diluted earnings per share (US cents)	103.8	71.9	172.4
Basic earnings per American Depositary Share (ADS) (US cents) (a)	207.8	144.2	346.4
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	207.6	143.8	344.8
Basic earnings (US$ million)	6,168	4,364	10,450
Diluted earnings (US$ million) (b)	6,182	4,370	10,456

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

	Half year ended 31 December 2006 Million	Half year ended 31 December 2005 Million	Year ended 30 June 2006 Million
Weighted average number of shares
Basic earnings per share denominator	5,934	6,055	6,035
Shares and options contingently issuable under employee share ownership plans	21	26	31

Diluted earnings per share denominator	5,955	6,081	6,066

(a)	For the periods indicated, each ADS represents two ordinary shares.
(b)	Diluted earnings are calculated after adding back dividend equivalent payments of US$14 million (31 December 2005: US$6 million; 30 June 2006: US$6 million) that would not be made if potential ordinary shares were converted to fully paid.

Notes to the Interim Financial Statements (Unaudited) continued

8 Dividends

	Half year ended 31 December 2006 US$M	Half year ended 31 December 2005 US$M	Year ended 30 June 2006 US$M
Dividends paid during the period
BHP Billiton Limited	647	520	1,148
BHP Billiton Plc—Ordinary shares	453	358	790
—Preference shares (a)	—	—	—

	1,100	878	1,938

Dividends declared in respect of the period
BHP Billiton Limited	699	628	1,275
BHP Billiton Plc—Ordinary shares	475	432	885
—Preference shares (a)	—	—	—

	1,174	1,060	2,160

	Half year ended 31 December 2006 US cents	Half year ended 31 December 2005 US cents	Year ended 30 June 2006 US cents
Dividends paid during the period (per share)
Prior year final dividend	18.5	14.5	14.5
Interim dividend	N/A	N/A	17.5

	18.5	14.5	32.0

Dividends declared in respect of the period (per share)
Interim dividend	20.0	17.5	17.5
Final dividend	N/A	N/A	18.5

	20.0	17.5	36.0

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each (December 2005: 5.5 per cent).

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate.

Each American Depository Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends declared on each ADS represent twice the dividend declared on BHP Billiton shares.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30%.

Subsequent to half year end, on 7 February 2007, BHP Billiton declared an interim dividend of 20.0 US cents per share (US$1,174 million), which will be paid on 20 March 2007.

9 Assets sold or classified as held for sale

During the six months ended 31 December 2006, the sale of Southern Cross Fertiliser Pty Ltd, the Cascade and Chinook oil and gas prospects, the Coal Bed Methane assets and the sale of BHP Billiton’s 45.5 per cent interest in Valesul Aluminio SA, have been finalised. These assets were classified as held for sale at 30 June 2006.

At 31 December 2006, the Bruce and Keith oil fields (with associated acreage), which form part of the Petroleum CSG, were no longer classified as held for sale. These operations will be retained and additional growth options have been evaluated.

Notes to the Interim Financial Statements (Unaudited) continued

1 0 Total equity

	Attributable to members of BHP Billiton Group			Minority interests
	Half year ended 31 December 2006 US$M	Half year ended 31 December 2005 US$M	Year ended 30 June 2006 US$M	Half year ended 31 December 2006 US$M	Half year ended 31 December 2005 US$M	Year ended 30 June 2006 US$M
Total equity opening balance	24,218	17,575	17,575	237	341	341
Adjustment for adoption of IAS 39/AASB 139
- retained earnings	—	55	55	—	—	—
- hedging reserve	—	30	30	—	—	—
- financial asset reserve	—	116	116	—	—	—

Total equity opening balance after adoption of IAS 39/AASB 139	24,218	17,776	17,776	237	341	341

Changes in the statement of recognised income and expense	6,303	4,336	10,511	32	64	84
Transactions with owners – contributed equity	8	17	24	—	—	—
Dividends	(1,100)	(878)	(1,938)	(22)	(113)	(188)
Accrued employee entitlement to share awards	37	34	61	—	—	—
Purchases of shares made by ESOP trusts	(131)	(145)	(187)	—	—	—
BHP Billiton Plc share buy-back	(1,355)	—	(409)	—	—	—
BHP Billiton Limited share buy-back	—	—	(1,620)	—	—	—

Total equity closing balance	27,980	21,140	24,218	247	292	237

Share buy-backs

Following the announcement on 23 August 2006 of a US$3.0 billion capital return, we commenced this on 7 September 2006 with the on-market buy-back of BHP Billiton Plc shares. As at 31 December 2006, 73,885,000 BHP Billiton Plc shares had been bought back (6,600,000 by BHP Billiton Plc and 67,285,000 by BHP Billiton Limited) at a total cost of US$1,355 million. The shares were repurchased at an average price of £9.54, representing a discount of 8.9 per cent to the average BHP Billiton Limited share price between 7 September and 31 December 2006. At 31 December 2006, all BHP Billiton Plc shares bought back were held as Treasury shares. Subsequent to 31 December 2006, on 18 January 2007, 67,285,000 BHP Billiton Plc shares purchased by BHP Billiton Limited were cancelled. This reduces the value of treasury shares held by US$1,237 million.

On 16 May 2006, the BHP Billiton Group completed an on-market buy-back of 18,820,000 BHP Billiton Plc shares. The shares were re-purchased at an average price of £11.5356, representing a discount of 8.8 per cent to the average BHP Billiton Limited share price between 27 April 2006 and 16 May 2006.

On 3 April 2006, the BHP Billiton Group completed an off-market buy-back of 95,950,979 BHP Billiton Limited shares. In accordance with the structure of the buy-back, US$145 million was allocated to the share capital of BHP Billiton Limited and US$1,475 million was allocated to retained earnings. These shares were then cancelled. The final price for the buy-back was A$23.45 per share, representing a discount of 14 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.

11 Contingent liabilities

	31 December 2006 US$M	31 December 2005 US$M	30 June 2006 US$M
Contingent liabilities at balance date, not otherwise provided for in the financial report, are categorised as arising from:
Jointly controlled entities
Other (a)	410	153	355

	410	153	355

Subsidiaries and jointly controlled assets (including guarantees)
Performance guarantees (b)	1	1	1
Other (a)	282	209	220

	283	210	221

Total contingent liabilities	693	363	576

(a)	Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these financial statements. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above.
(b)	The BHP Billiton Group has entered into various counter-indemnities of performance guarantees related to its own future performance in the normal course of business.

12 Subsequent events

Other than the matters outlined below, or disclosed elsewhere in this interim financial report, no matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

On 1 February 2007, the purchase of the Genghis Khan oil and gas development was completed. The transaction, which was announced in November 2006, closed following completion of all remaining conditions to sale, with the net share to BHP Billiton at US$583 million after final purchase price adjustments. BHP Billiton holds a 44 percent interest and is the operator of the Genghis Khan development.

Notes to the Interim Financial Statements (Unaudited) continued

13 US Generally Accepted Accounting Principles disclosures

The financial statements of the BHP Billiton Group are prepared in accordance with International Financial Reporting Standards (IFRS) which differ in certain aspects from US Generally Accepted Accounting Principles (GAAP). A detailed description of the significant differences between IFRS and US GAAP is contained in the 2006 Annual Report (refer note 39 ‘US Generally Accepted Accounting Principles Disclosures’ to the financial statements).

Impact of new accounting standards

Emerging Issues Task Force Issue No. 04-6 ‘Accounting for Stripping Costs incurred During Production in the Mining Industry’ (EITF 04-6) is applicable to BHP Billiton for the first time for the financial year ending 30 June 2007, and creates an additional difference between IFRS and US GAAP.

Costs incurred through the removal of overburden and other waste materials once saleable materials have begun to be extracted from a mine are referred to as production stripping costs. Under IFRS, production stripping costs are charged to the income statement as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the production stripping costs is capitalised. In subsequent years, when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalised stripping costs is charged to the income statement as operating costs. The amount capitalised or charged in a year is determined so that the stripping expense for the financial year reflects the estimated life-of-mine ratio.

Under US GAAP, EITF 04-6 requires that stripping costs incurred during the production phase of a mine are treated as variable production costs and included in the cost of inventory produced during the period in which the costs are incurred. The change in accounting policy has been applied retrospectively in accordance with SFAS 154 ‘Accounting Changes and Error Corrections’.

The adoption of EITF 04-6 does not have a material impact on Net income or Shareholders’ equity for the years ended 30 June 2006 and 30 June 2005.

Report of Independent Registered Public Accounting Firms

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have reviewed the accompanying condensed consolidated interim balance sheets of the BHP Billiton Group (comprising BHP Billiton Limited, BHP Billiton Plc, and their respective subsidiaries) as of 31 December 2006 and 2005, and the related condensed consolidated income statements, condensed consolidated statements of recognised income and expense and condensed consolidated statements of cash flows for the six-month periods ended 31 December 2006 and 2005. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim condensed consolidated financial statements for them to be in conformity with International Financial Reporting Standards applicable to interim financial reports as adopted by the European Union.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the BHP Billiton Group as of 30 June 2006 and the related consolidated income statement, consolidated statement of recognised income and expense and consolidated statement of cash flows for the year then ended; and in our report dated 25 September 2006 we expressed an unqualified opinion on those consolidated financial statements. As discussed in Note 1 of those consolidated financial statements, as a result of adopting IAS 32/AASB 132 “Financial Instruments: Disclosure and Presentation” and IAS 39/AASB 139 “Financial Instruments: Recognition and Measurement” on 1 July 2005, the Group changed its method of accounting for financial instruments. In accordance with an election taken under the relevant transitional provisions, the prior period comparatives have not been re-stated. As discussed in Note 39 of those consolidated financial statements, on 1 July 2005 the Group changed its accounting for pension and other post retirement benefits under accounting principles generally accepted in the United States of America. In accordance with the requirements of APB 20 “Accounting Changes”, the prior period comparatives have not been re-stated. In our opinion, the information set forth in the accompanying consolidated balance sheet as of 30 June 2006 and the related consolidated income statement, consolidated statement of recognised income and expense and consolidated statement of cash flows for the year then ended, is fairly stated, in all material respects, in relation to the consolidated balance sheet, consolidated income statement, consolidated statement of recognised income and expense and consolidated statement of cash flows from which it has been derived.

/s/ KPMG Audit Plc	/s/ KPMG
KPMG Audit Plc	KPMG
London, United Kingdom	Melbourne, Australia
6 March 2007	6 March 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
BHP BILLITON PLC

Date: March 12, 2007	By	/s/ Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary